Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong davispolk.com

Resident Hong Kong Partners

James C. Lin * Gerhard Radtke * Martin Rogers **	Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

April 12, 2024

Re:	ZEEKR Intelligent Technology Holding Limited (CIK: 0001954042) Amendment No. 3 to Registration Statement on Form F-1 Filed on March 20, 2024 File No. 333-275427

Confidential

Mr. Charles Eastman

Mr. Hugh West

Mr. Bradley Ecker

Mr. Geoffrey Kruczek

Division of Corporation Finance

Office of Manufacturing

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of ZEEKR Intelligent Technology Holding Limited (the “Company”), an exempted company incorporated under the laws of the Cayman Islands, we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated March 27, 2024 on the Company’s Amendment No. 3 to Registration Statement on Form F-1 filed on March 20, 2024 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is publicly filing its revised registration statement on Form F-1 (the “Revised Registration Statement”) and certain exhibits via EDGAR to the Commission. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”).

The Company has responded to the Staff’s comments by revising the Registration Statement or by providing an explanation if the Company has not so revised the Registration Statement. The Staff’s comments are repeated below in bold, followed by the Company’s response to such comments. The Company has included page numbers to refer to the location in the Revised Registration Statement where the language addressing a particular comment appears.

April 12, 2024

*             *              *             *

Form F-1 amendment No 3

Capitalization, page 82

1.	Please expand your table to include both your short-term and long-term indebtedness in the calculation of total capitalization.

The Company respectfully advises the Staff that it did not have any short-term indebtedness as of December 31, 2023. For the capitalization table on page 83, it has already included the long-term indebtedness, which was the loan from related parties, in the calculation of total capitalization.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Seasonality, page 107

2.	We note your general disclosure regarding a decline in demand for new cars in the winter season, especially during the Chinese New Year holiday. Please revise your disclosure to clarify whether this is the driver for the significant month over month decline in Delivery Volumes from Jan to Feb 2024 as disclosed in the table on page 20. If other factors or trends are driving the decline, expand your disclosure to describe them.

The Company respectfully advises the Staff that it has updated the disclosure on pages 20, 36 and 107 in the Revised Registration Statement in response to the Staff’s comment.

Internal Control over Financial Reporting, page 114

3.	We note the previously disclosed material weakness related to the "lack of formal risk assessment process over financial SEC reporting requirements" does not appear in the current amendment. Please clarify whether this material weakness has been remediated and expand your disclosure to briefly describe the remedial measures that have been implemented.

The Company respectfully advises the Staff that the material weakness related to the “lack of formal risk assessment process over financial SEC reporting requirements” had been remediated as of December 31, 2023, and it has updated the disclosure related to the remedial measures on pages 114 and 115 in the Revised Registration Statement in response to the Staff’s comment.

*             *              *             *

April 12, 2024

       If you have any questions regarding this submission, please contact Ran Li at +86-10-8567-5013 (ran.li@davispolk.com).

       Thank you again for your time and attention.

Yours sincerely,

/s/ Ran Li
Ran Li

cc:	Mr. Conghui An, Chief Executive Officer

Mr. Jing Yuan, Chief Financial Officer

ZEEKR Intelligent Technology Holding Limited

Mr. Neo Lin, Partner
Deloitte Touche Tohmatsu Certified Public Accountants LLP